

July 19, 2011

Via E-mail

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re:** **Inova Technology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 8, 2011**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2011**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2008**
> **File No. 000-27397**

Dear Mr. Bates:

We have reviewed your supplemental response and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C, Filed July 8, 2011

1. We note your response to comments one and two in our letter dated June 10, 2011 and that on July 8, 2011 you filed a Preliminary Information Statement on Schedule 14C. It is not clear which stock split that was previously approved by shareholders is intended to be disclosed in the preliminary information statement, as it refers to action taken by a majority of shareholders on September 22, 2010 on page 1, which we presume reflects

approval of the stock split completed in November 2010, and refers to the November 12, 2008 stock split on page two. In any event, if the actions for which shareholder approval were sought have already been taken (i.e. the stock splits have already taken place), it is too late to file the preliminary information statement; it should have been filed at least 20 calendar days prior to the earliest date on which the corporate action was taken, pursuant to Rule 14c-2(b). Therefore, because it appears that the 2008 and 2010 stock splits have already taken place, as previously requested, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C. If the 2008 and 2010 stock splits have not taken place, please revise the information statement accordingly. Finally, if certain of these stock splits did not require shareholder approval, as you seem to suggest in response to comment eight, please clarify which ones did and which ones did not. This comment also applies to the 2009 stock split that you refer to in response to comment six.

Revised Preliminary Proxy Statement on Schedule 14A, Filed July 8, 2011

2. We note your response to comment four in our letter dated June 10, 2011 and we re-issue the comment. Please provide the information required by Items 7 and 8, considering you are seeking shareholder approval for the election of directors, and Items 11 and 13, considering you are seeking shareholder approval for an increase in authorized shares, of Schedule 14A.

Proposal Number 2: Increase Authorized Shares, page 5

3. We note your response to comment five in our letter dated June 10, 2011. Please explain the reference to "existing debts." Please also include the response in your disclosure.

4. We note your response to comment six in our letter dated June 10, 2011 and we re-issue the comment in part. Your response does not indicate whether the amount of authorized shares changed each time you effectuated a stock split; please advise. Further, we note that you have not filed any amendments to your articles of incorporation as exhibits to either a Form 8-K required to be filed pursuant to Item 5.03 or an annual report on Form 10-K pursuant to Item 601(b)(3) of Regulation S-K; please advise.

5. We note your response to comment seven in our letter dated June 10, 2011. Please specifically explain how you "are increasing the amount outstanding in the same proportion as the amount authorized" given that in addition to seeking authorization for the stock split you are also seeking to increase your authorized shares from 150,000,000 to 500,000,000. As a result, we re-issue prior comment seven.

Stock Split, page 5

6. We note your response to comment eight in our letter dated June 10, 2011. Please provide a legal analysis supporting your response and provide specific citations to the Nevada corporate statutes to which you refer. In doing so, please clarify which prior stock splits were conducted such that outstanding and authorized shares were adjusted proportionately as your response is not clear in this regard.

7. This section seems to discuss the stock splits that have already taken place rather than discuss the stock split for which you are currently seeking shareholder approval. Please revise to remove the references to the prior stock splits or tell us why you believe they are necessary and include a discussion of the current stock split you seek to effectuate.

Increase Authorized Shares, page 6

8. You state here that the Company's articles of incorporation currently authorize the Company to issue a maximum of 600,000,000 shares of common stock and yet you are seeking shareholder approval to increase the authorized number of shares to 500,000,000. It appears that the reference to 600,000,000 shares is inaccurate. Therefore, please revise to remove it or advise.

Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Legal Branch Chief